FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Ratner, James A.	2. Issuer Name and Ticker or Trading Symbol Forest City Enterprises, Inc. FCE A/FCE B		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner X Officer (give title below) Other (specify below) Executive Vice President (23)
(Last) (First) (Middle) 50 Public Square, Suite 1100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 3/17/03
(Street) Cleveland, OH 44113		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal year (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Class B Common Stock	7/01/02		G	34,514.23	D	$35.45	373,356.46	I	See footnote(1)
Class B Common Stock	12/31/02		G	44,769.19	D	$33.72	328,587	I	See footnote(1)
Class A Common Stock	7/26/02		G	190	A	$33.885	700,732	I	See footnote(2)
Class A Common Stock	12/17/02		G	5,150	D	$32.80	695,582	I	See footnote(2)
Class A Common Stock							1,750	I	See footnote(3)
Class B Common Stock	12/31/02		G	44,769.19	A	$33.72	44,769.10	I	See footnote(3)
Class B Common Stock	7/26/02		G	41	A	$33.775	392	D	See footnote
Class A Common Stock							350,103	I	See footnote(4)
Class B Common Stock							29,961	I	See footnote(5)
Class A Common Stock							6,097	I	See footnote(6)
Class A Common Stock	12/17/02		G	5,150	A	$32.80	16,925	I	See footnote(7)
Class B Common Stock							68,559	I	See footnote(8)
Class B Common Stock							48,177	I	See footnote(9)
Class B Common Stock							30,553	I	See footnote(10)
Class A Common Stock							51,941	I	See footnote(11)
Class A Common Stock							10,800	I	See footnote(12)
Class B Common Stock							27,675	I	See footnote(12)
Class A Common Stock							17,730	I	See footnote(13)
Class A Common Stock							13,120	I	See footnote(14)
Class A Common Stock							43,763	I	See footnote(15)
Class B Common Stock							2,996	I	See footnote(16)
Class B Common Stock							100,599	I	See footnote(17)
Class B Common Stock	7/01/02		G	17,257.12	A	$35.45	130,117	I	See footnote(18)
Class A Common Stock							130,201	I	See footnote(24)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 5 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
1996 Stock Option Grant (right to buy)	$9.583						9/10/98(19)	9/10/06	Class A Common	27,000		27,000	D
1998 Stock Option Grant (right to buy)	$19.00						3/18/00(20)	3/18/08	Class A Common	27,000		27,000	D
1999 Stock Option Grant (right to buy)	$14.917						4/08/01(21)	4/08/09	Class A Common	27,000		27,000	D
2001 Stock Option Grant (right to buy)	$28.533						3/08/03(22)	3/08/11	Class A Common	27,000		27,000	D

Explanation of Responses:

(1) Held as a limited partner in FCE Management, L.P., a limited partnership that is a limited partner in RMS, Ltd.
(2) James Ratner Revocable Trust dated 12/04/1981.
(3) James Ratner 2001 Trust.
(4) Max Ratner 1986 Remainder Interest Trust - James Ratner is a trustee (along with his brothers)
(5) Max Ratner 1986 Family Trust - held as a limited partner of RMS, Ltd., James Ratner is a trustee, along with his brothers. James Ratner disclaims any beneficial interest.
(6) Held by spouse at street account with McDonald Investment.
(7) James and Susan Ratner Philanthropic Fund.
(8) James Ratner 1986 Family Trust - limited partnership interest in FCE Management, L.P. a limited partner of RMS, Ltd., limited partnership; for the benefit of Daniel Ratner (son). James Ratner disclaims any beneficial interest.
(9) Daniel Ratner (son) limited partner interest in RMS, Ltd., limited partnership. James Ratner disclaims any benefical interest.
(10) James Ratner 1986 Family Trust - trust is a limited partner in RMS, Ltd. a limited partnership; for the benefit of Daniel Ranter (son). James Ratner disclaims any benefical interest.
(11) James Ratner 1986 Family Trust for the benefit of Daniel (son). James Ratner disclaims any beneficial interest.
(12) Daniel G. Ratner Trust II - 12/05/1983
(13) Daniel G. Ratner 1993 Trust.
(14) Max Ratner 1986 Family Trust dated 12/18.1986 - for the benefit of Daniel (son).
(15) Max Ratner Remainder Interest Trust - for the benefit of Daniel (son).
(16) Max Ratner Family Trust - for the benefit of Daniel (son). James Ratner disclaims any benficial interest.
(17) Max Ratner 1988 Grandchildren's Trust - for the benefit of Daniel (son). James Ratner disclaims any beneficial interest.
(18) Max Ratner 1999 Family Revocable Trust - for the benefit of Daniel (son). James Ratner disclaims any beneficial interest.
(19) 1996 Stock Option Grant - 25% exercisable 9/10/1998; 25% exercisable 9/10/1999; 50% exercisable 9/10/2000.
(20) 1998 Stock Option Grant - 25% exercisable 3/18/00; 33% exercisable 3/18/01; 42% exercisable 3/18/02.
(21) 1999 Stock Option Grant - 25% exercisable 4/08/2001; 25% exercisable 4/08/2002; 50% exercisable 4/08/2003.
(22) 2001 Stock Option Grant - 25% exercisable 3/08/03; 25% exercisable 3/08/04; 50% exercisable 3/08/05.
(23) Executive Vice President of Forest City Enterprises, Inc. Limited partner in RMS, Ltd. limited partnership a 10% plus shareholder.
(24) Max Ratner 1986 Family Trust - dated 12/18/86, James Ratner is trustee along with his brother.

By: /s/ Geralyn M. Presti Geralyn M. Presti, Attorney-in-Fact for James A. Ratner **Signature of Reporting Person	3/17/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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SEC FORMS 4 & 5

POWER OF ATTORNEY

The undersigned, designated by the Board of Directors as a Section 16 Company Insider,
hereby constitutes and appoints Robert Gephart, Geralyn M. Presti and Patricia A. Comai,
with full power of substitution and resubstitution, as attorney of the undersigned, their name, place and stead, to sign and file under the Securities Exchange Act of 1934,
Section 16 Reporting Forms, and any and all amendments thereto, to be filed with the
Securities and Exchange Commission pertaining to such filing, with full power and authority to do and perform any and all acts and things whatsoever required and necessary to be done in the premises, hereby ratifying and approving the act of said attorney and any such substitute.

EFFECTIVE as of October 25, 2002.

By: /s/ James A. Ratner

     James A. Ratner